Exhibit 99.3

ASX/Media Release

Ulcerative Colitis Phase II Study of GSK2831781 Discontinued

Immutep’s Collaboration and Exclusive License with GSK Remains in Place

SYDNEY, AUSTRALIA – 22 January 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, advises that one of its licensing partners, GSK, has discontinued its Phase II clinical trial evaluating an anti-LAG3 cell depleting monoclonal antibody, GSK2831781 (derived from Immutep’s IMP731 antibody), in patients with active ulcerative colitis.

The trial was stopped by GSK based on the assessment of clinical data as part of a planned interim analysis conducted in consultation with the trial’s Data Review Committee. GSK is conducting further reporting, assessment and analyses of the efficacy and safety data and evaluating the biology to determine next steps for the GSK2831781 development program.

Immutep’s collaboration with GSK remains in place and GSK2831781 continues to be under an exclusive license with GSK. GSK2831781 has also been explored in another autoimmune disease beyond ulcerative colitis. It was previously evaluated in a phase I study in patients with psoriasis which showed preliminary evidence of clinical efficacy.

Under the terms of its ongoing collaboration agreement with GSK, Immutep is eligible to receive up to a total of £54 million in remaining developmental milestone payments as well as single-digit tiered royalties, if GSK2831781 is commercialised. Further milestone payments are subject to the continuation of the program, while GSK is responsible for all costs associated with the clinical development and commercialization of GSK2831781.

The discontinuation of the GSK trial has no impact on Immutep’s three other product candidates all of which have different mechanisms of action, including its lead product candidate eftilagimod alpha. In addition, there is no impact to Immutep’s funding capacity for the development of its in-house programs. The Company remains in a robust operational and financial position with a cash runway beyond the end of calendar year 2022.

About IMP731 and GSK2831781

GSK2831781 is a depleting anti-LAG antibody that was derived from IMP731 and was licensed to GSK in 2010.

IMP731 and GSK2831781 are designed to specifically deplete potentially pathogenic, recently activated LAG-3 expressing T cells which are enriched at the disease site in T cell driven immuno-inflammatory disorders and should spare other T cells which may be necessary for other functions.

Further details of the Phase II GSK trial can be found at:

https://clinicaltrials.gov/ct2/show/NCT03893565?term=GSK2831781&rank=1

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.

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